LAW OFFICES OF
                             DECHERT PRICE & RHOADS

                         TEN POST OFFICE SQUARE - SOUTH
                             BOSTON, MA 02109-4603


                           TELEPHONE: (617) 728-7100
                              FAX: (617) 426-6567





                                February 27, 1997



Scudder Variable Life Investment Fund
Two International Place
Boston, MA  02110

                  Re:  Rule 24f-2 Notice
                       -----------------

Gentlemen:

         Scudder Variable Life Investment Fund (the "Trust") is a trust created under a written Declaration of Trust dated March 15, 1985, and executed and delivered in Boston, Massachusetts (as further amended, the "Declaration of Trust"). The beneficial interest thereunder is represented by transferable shares without par value (the "Shares"). The Trustees have the powers set forth in the Declaration of Trust, subject to the terms, provisions and conditions therein provided.

         We are of the opinion that all legal requirements have been complied with in the creation of the Trust and that said Declaration of Trust is legal and valid.

         Under Article V, Section 5.4 of the Declaration of Trust, the Trustees are empowered, in their discretion, from time to time, to issue Shares for such amount and type of consideration, at such time or times and on such terms as the Trustees may deem best. Under Article V, Section 5.1, it is provided that the number of Shares authorized to be issued under the Declaration of Trust is unlimited. Under Article V, Section 5.11, the Trustees may authorize the division of Shares into two or more series. By written instruments dated March 15, 1985, March 5, 1986, February 12, 1987, and April 15, 1988, the Trustees divided the Shares into eleven series (the "Portfolios"). By written instruments dated April 4, 1990, June 15, 1990, April 13, 1992, February 11, 1994 and February 9, 1996, the Trustees abolished and dissolved six Portfolios and added two new Portfolios, changing the total number of Portfolios to seven.

Scudder Variable Life Investment Fund
February 27, 1997
Page Two
---------------------------

         By votes adopted on November 10, 1995 and November 15, 1996, the Trustees of the Trust authorized the President, any Vice President, the Secretary, and the Treasurer from time to time, to determine the appropriate number of Shares to be registered, and to register with the Securities and Exchange Commission, and to issue and sell to the public, such Shares.

         We understand that you are about to file a Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, making definite the registration of 40,145,950 Shares (including 2,392,703 Shares issued in connection with dividend reinvestment plans) sold in reliance upon said Rule 24f-2 during the fiscal year ended December 31, 1996.

         We are of the opinion that all necessary Trust action precedent to the issue of said 40,145,950 Shares was duly taken. We are of the further opinion that all such Shares were legally and validly issued, fully paid and nonassessable by the Trust. In rendering the opinion expressed in the preceding sentence, we rely on certification by an officer of the Trust that the Trust or its agent received consideration for such Shares in accordance with the provisions of the Trust's Declaration of Trust, and we assume that the sale of such Shares was effected in compliance with the Securities Act of 1933, the Investment Company Act of 1940, and applicable state laws regulating the sale of securities.

         We consent to your filing this opinion with the Securities and Exchange Commission together with the Rule 24f-2 Notice referred to above.



                                                  Very truly yours,

                                                  /s/Dechert Price & Rhoads